

17016825

OMB APPROVAL
OMB Number: 3235-0123
Expires: May 31, 2017
Estimated average burden
hours per response...... 12.00

SEC Mail Processing Section
MAR 01 2017
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33465

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marc J. Lane & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 W. Madison; Suite 2050
(No. and Street)

Chicago (City) IL (State) 60602 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marc J. Lane (312) 372-1040
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beggin Tipp Lamm, LLC
(Name – *if individual, state last, first, middle name*)

1415 East State Street; Suite 608 (Address) Rockford (City) IL (State) 61104 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marc J. Lane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marc J. Lane & Company, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
ISABEL O. ALVARADO
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires Mar 22, 2020

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. **(Statement of Cash Flows)**
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BEGGIN TIPP LAMM LLC
CERTIFIED PUBLIC ACCOUNTANTS
STRATEGIC THINKING • PROFESSIONAL INTEGRITY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Marc J. Lane & Company
Chicago, IL

We have audited the accompanying statement of financial condition of Marc J. Lane & Company as of December 31, 2016, and the related statement of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Marc J. Lane & Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marc J. Lane & Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information on pages 12 through 15 has been subjected to audit procedures performed in conjunction with the audit of Marc J. Lane & Company's financial statements. The supplemental information is the responsibility of Marc J. Lane & Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Beggin Tipp Lamm LLC

Rockford, Illinois
February 8, 2017

524 West Stephenson Street
Suite 200
Freeport, Illinois 61032
Phone: 815-235-9610 • Fax: 815-235-9650
BegginTippLamm.com

Camelot Tower
1415 East State Street, Suite 608
Rockford, Illinois 61104
Phone: 815-964-9955 • Fax: 815-964-3601

Marc J. Lane Company
Statement of Financial Condition
As of December 31, 2016

ASSETS

		2016
CURRENT:		
Cash and cash equivalents	$	9,216
Investment in securities, at fair value		557,882
Deposit with broker		50,000
Commissions due from broker		33,783
Prepaid expenses		5,656
Accounts receivable		448
TOTAL ASSETS	$	656,985

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable	$	11,466
Loan payable, officer		-
TOTAL LIABILITIES		11,466
STOCKHOLDER'S EQUITY:		
Common stock, no par value, 1,000 shares		
Authorized, issued and outstanding		6,000
Additional paid-in capital		149,950
Retained earnings		489,569
TOTAL STOCKHOLDER'S EQUITY		645,519
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	656,985

The accompanying notes are an integral part of the financial statements.

Marc J. Lane Company
Statement of Income
For the Year Ended December 31, 2016

		2016
INCOME		
Commissions income	$	406,242
Unrealized gain on security		71,308
Dividend income		10,059
Interest income		286
Total income		487,895
OPERATING EXPENSES		
Salaries		134,771
Employee benefits		10,145
Rent		39,600
Professional fees		46,440
Commissions		37,378
Insurance		663
Payroll taxes		9,681
Clearing charges		53,220
Regulatory fees		5,936
Office expenses		5,074
Registration fees		1,256
Dues and subscriptions		3,404
Interest expense		851
Total operating expenses		348,419
NET INCOME	$	139,476

The accompanying notes are an integral part of the financial statements.

Marc J. Lane Company
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2016

	Beginning January 1	Net Income	Dividends	Ending December 31
Capital stock	$ 6,000	$ -	$ -	$ 6,000
Additional paid in capital	149,950	-	-	149,950
Retained earnings	425,759	139,476	-75,666	489,569
Ending balance	$ 581,709	$ 139,476	$ -75,666	$ 645,519

The accompanying notes are an integral part of the financial statements.

Marc J. Lane Company
Statement of Cash Flows
For the Year Ended December 31, 2016

	2016
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 139,476
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Clearing deposit	25,000
Investment in securities	(83,415)
Due from broker	(8,205)
Prepaid expenses	(16)
Accounts receivable	304
Increase (decrease) in:	
Accounts payable	5,585
Net cash provided by operating activities	78,729
CASH FLOWS FROM FINANCING ACTIVITIES:	
Payments on loan payable, officer	(10,173)
Net cash provided by financing activities	(10,173)
CASH FLOWS FROM INVESTING ACTIVITIES	
Dividends paid	(75,666)
Net cash used for investing activities	(75,666)
NET (DECREASE) IN CASH	(7,110)
CASH AND CASH EQUIVALENTS, beginning of year	16,326
CASH AND CASH EQUIVALENTS, end of year	$ 9,216
SUPPLEMENTAL DISCLOSURE:	
Interest expense	$ 851

The accompanying notes are an integral part of the financial statements.

Marc J. Lane Company
Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies

Organization and Nature of Operations
Marc J. Lane & Company (the Firm) is a registered Broker/Dealer and a member of the National Association of Securities Dealers (NASD). The Firm is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Firm is an affiliate of The Law Offices of Marc J. Lane, a professional corporation. As such, it is unique in the brokerage industry. The Firm was incorporated in Illinois on March 28, 1985 to help law clients implement their estate, tax, and wealth plans.

The Firm conducts business in equity, fixed income, and derivative securities. The Firm is an introducing Firm and does not perform any type of clearing function for itself or others. The Firm does not hold customer funds or securities. The Firm accepts customers' orders and enters orders. The Firm does not actively seek its own clients.

Financial Statement Presentation
The financial statements have been prepared in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Income Recognition
Income is derived from the commissions, brokerage fees and service fees charged. Income is reognized when earned in accordance with generally accepted accounting principles.

Securities Transactions
Proprietary securities transactions in regular way trades are recorded on the trade date, as if settled. Profit and loss arising from securities transactions are entered for the account and risk of the Firm, and are therefore recorded on a trade date basis. Marketable securities held by the Firm are valued at fair value.

Income Taxes
Effective July 1, 1987, the Firm elected to be taxed as an S Corporation, whereby income is reported to the shareholder's income tax return. As a result, no federal income tax provision is made by the Firm. The Firm is subject to a 1.5% Illinois Replacement Tax on its cash basis net income.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Firm maintains its operating cash in two bank checking accounts insured by the Federal Deposit Insurance Corporation. The Firm also maintains a brokerage cash account.

Note 1 - Summary of Significant Accounting Policies (Continued)

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Firm has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Operating Lease Commitment
The Firm subleases office space from an affiliate owned by the same shareholder. The Firm paid $39,600 in rent expense in 2016. The Firm's lease obligation with affiliate also provides for telephone and utilities which totaled $2,400 in 2016.

Note 2 - Fair Value Measurements

Financial Accounting Standards Board (FASB), Accounting Standards Codification (ASC) Topic 820, and Fair Value Measurements, establishes a fair value heirarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels for the fair value hierarchy under SFAS No. 157 are described below:

Level 1
Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2
Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. At December 31, 2016, the Firm did not have any Level 2 or Level 3 inputs.

Note 3 - Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair value for over-the-counter (OTC) derivative financial instruments, principally forwards, options, and swaps, are based on internal pricing models as no quoted market prices exist for such instruments. Factors taken into consideration in estimating fair value of OTC derivatives include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments. Unrealized gains or losses on these derivative contracts are recognized currently in the statement

Note 3 - Financial Instruments (Continued)

of income as principal transactions. The Firm traded no derivatives during the year ended December 31, 2016. The Firm does not apply hedge accounting as defined in FASB ASC 815, *Derivatives and Hedging,* as all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain of the disclosures required under FASB ASC 815 are generally not applicable with respect to these financial statements.

Note 4 - Financial Instruments with Off-Balance Sheet Risk

The Firm can enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded futures, forwards and options. These derivative transactions are used to conduct trading activities and manage market risks, and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are used for trading purposes or to economically hedge other positions or transactions. The Firm traded no derivatives during the year ended December 31, 2016.

In addition, the Firm can sell securities that it does not currently own and would, therefore, be obligated to purchase such securities at a future date. The Firm would record these obligations in the financial statements at fair value of the related securities and would incur a loss if the fair value of the securities subsequently increased. The Firm sold no securities that it did not own during the year ended December 31, 2016.

Note 5 - Concentration of Credit Risk

The Firm is engaged in various trading and brokerage activities in which counterparties primarily include other financial institutions. In the event counterparties do not fulfill their obligations, the Firm may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Firm's policy to review, as necessary, the credit standing of each counterparty.

Note 6 - Related Party Transactions

The Firm rents office space from an affiliated company (See Note 1 - Operating Lease Commitment). The Firm's sole shareholder is the sole shareholder of the affiliate. At December 31, 2016, the Firm had no outstanding receivables from or payables to the affiliated firm.

Note 7 - Reconciliation of Audited and Unaudited Financial Statements

The audit of the unaudited financial statemements reveal no material discrepancies, therefore, no adjustments to the financial statements were required.

Note 8 - Net Capital Requirements

The Firm is subject to the Uniform Net Capital Rule (15c3-1) of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital of $50,000 at December 31, 2016, and the ratio of aggregated indebtedness to net capital, both of which are defined, should not exceed 15 to 1. At December 31,

Note 8 - Net Capital Requirements (Continued)

2016, the Firm had net capital of $477,027, which is $427,027 in excess of its required net capital of $50,000. The Firm's ratio of aggregated indebtedness to net capital was .02 to 1 at December 31, 2016.

Note 9 - Contingencies

The Firm's management has evaluated the effects of its adoption of FASB ASC 740, *Income Taxes,* to the Firm as of December 31, 2016, and has determined that no provision for income tax is required in the financial statements. Uncertain tax positions are evaluated in accordance with FASB ASC 450, *Accounting for Contingencies,* which requires the Firm to record a liability for an estimated contingent loss if the information available indicates that it is probable that there is a tax liability incurred at the date of the financial statements, and the amount of the tax liability can reasonably be estimated. There is no income tax liability for uncertain tax positions to be recognized in the accompanying financial statements. In addition, as mentioned in Note 1, the Firm has elected S corporation status and federal income tax liabilities due to Firm activities are the responsibility of the Firm's shareholder.

Note 10 - Clearing Agreement

The Firm is an introducing broker, and clears all transactions for customers through a money market account with RBC Correspondent Services. The Firm promptly transmits all customer funds and securities to such bank account utilizing a lockbox system and, at December 31, 2016, had no amounts or securities due to the account from unsettled trades. The amount of cash in the money market was $5,483 at December 31,2016.

Note 11 - Major Customers

There were no revenues from institutional clients in excess of 10 percent of total income as of December 31, 2016. However, in aggregate, the following clients represent roughly 29 percent of total commission income:

Customer 1 - $32,344	Customer 3 - $25,806	Customer 5 - $14,841
Customer 2 - $26,705	Customer 4 - $20,258	

Note 12 - Subsequent Events

The Firm's management has evaluated subsequent events through February 8, 2017, the date the financial statements were available to be issued, and has concluded that there are no significant subsequent events that would require adjustment to or disclosure in the financial statements.

Schedule I

Marc J. Lane Company
Computation of Net Capital Required by Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2016

		2016
COMPUTATION OF NET CAPITAL		
Total stockholder's equity qualified for net capital	$	645,519
Less non-allowable assets:		
Prepaid expenses		5,656
NET CAPITAL BEFORE HAIRCUTS		639,863
Less haircuts on securities:		
Equities		83,682
Money market		110
Undue concentrations		79,044
Total haircuts on securities		162,836
NET CAPITAL	$	477,027
Net capital requirement		50,000
EXCESS NET CAPITAL	$	427,027
NET CAPITAL LESS 120% OF MINIMUM STATUTORY REQUIREMENT	$	417,027
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Aggregate indebtedness	$	11,466
Ratio: Aggregate indebtedness to net capital		0.02 to 1

Schedule II

Marc J. Lane Company
Reconciliation with Computation Included
In Part II of Form X-17A-5
December 31, 2016

Net capital as previously reported in the Financial and Operation Combined Uniform Single Report - Part II-A (Unaudited)	$	472,212
Audit Adjustments:		
Increase in allowable receivables from non-customers		412
Decrease in money market and equities haircut		52
Decrease in undue concentrations		4,351
Total adjustments		4,815
Net Capital as currently reported on Schedule I	$	477,027

Marc J. Lane Company
Computation for Determination of Reserve Requirements
Required by Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2016

The Firm is exempt from Rule 15c3-3 under paragraph (k)(2)(ii). The Firm clears all transactions with and for customers on a fully disclosed basis with RBC Correspondence Services, or other qualified investment company, and promptly transmits all customer funds and securities, to RBC Correspondence Services, or other qualified investment company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4 , as are customarily made and kept by a clearing broker or dealer.

Schedule IV

Marc J. Lane Company
Computation for Determination of Reserve Requirements
Required by Rule 15c3-3 of the Securities and Exchange commission
December 31, 2016

The Firm is exempt from the possession and control requirements of Rule 15c3-3 under paragraph (k)(2)(ii). The Firm clears all transactions for customers on a fully disclosed basis with RBC Correspondence Services, or other qualified investment company, and promptly transmits all customer funds and securities to RBC Correspondence Services, or other qualified investment company, which carries all pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

BEGGIN TIPP LAMM LLC CERTIFIED PUBLIC ACCOUNTANTS

STRATEGIC THINKING • PROFESSIONAL INTEGRITY

Report of Independent Registered Public Accounting Firm

Board of Directors
of Marc J. Lane & Company
Chicago, IL

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Marc J. Lane & Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which Marc J. Lane & Company claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(ii) and (2) Marc J. Lane & Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Marc J. Lane & Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Marc J. Lane & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Beggin Tipp Lamm LLC

Rockford, Illinois
February 8, 2017

524 West Stephenson Street
Suite 200
Freeport, Illinois 61032
Phone: 815-235-9610 • Fax: 815-235-9650
BegginTippLamm.com

Camelot Tower
1415 East State Street, Suite 608
Rockford, Illinois 61104
Phone: 815-964-9955 • Fax: 815-964-3601

Marc J. Lane & Company
70 W. Madison; Suite 2050
Chicago, IL 60602

Marc J. Lane & Company's Exemption Report
Required by Rule 17A-5 of the Securities and Exchange Commission

Marc J. Lane & Company (the "Firm") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain broker dealers"). This exemption report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

1. The Firm claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

2. The Firm stated that they met the identified exemption provisions throughout the most recent fiscal year without exception.

Marc J. Lane & Company

I, MARC J. LANE, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:



Title: President

February 8, 2017

BEGGIN TIPP LAMM LLC

CERTIFIED PUBLIC ACCOUNTANTS

STRATEGIC THINKING • PROFESSIONAL INTEGRITY

Independent Accountant's Agreed-Upon Procedures Report
on Schedule of Assessment and Payments (Form SIPC-7)

Board of Directors
Marc J. Lane & Company
Chicago, IL

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Marc J. Lane & Company, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Marc J. Lane & Company's compliance with the applicable instructions of Form SIPC-7. Marc J. Lane & Company's management is responsible for Marc J. Lane & Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement in the general ledger and to copies of disbursed checks, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-6 and Form SIPC-7 to Form X-17A-5 and Marc J. Lane & Company's Statement of Operations, noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Beggin Tipp Lamm LLC

Rockford, Illinois
February 8, 2017

524 West Stephenson Street
Suite 200
Freeport, Illinois 61032
Phone: 815-235-9610 • Fax: 815-235-9650
BegginTippLamm.com

Camelot Tower
1415 East State Street, Suite 608
Rockford, Illinois 61104
Phone: 815-964-9955 • Fax: 815-964-3601

Marc J. Lane & Company

Annual Audit Report
For the Year Ended
December 31, 2016

Marc J. Lane & Company
Table of Contents

MARC J. LANE
& COMPANY
MEMBER FINRA-SIPC

70 W. Madison Street, Suite 2050
Chicago, IL 60602-4256
(312) 372-5000
(800) 372-1040
Fax (312) 346-1040
www.MarcJLane.com

February 28, 2017

Securities and Exchange Commission
Registration Branch
Mail Stop 8031
100 F. Street, NE
Washington DC 20549

Re: Marc J. Lane & Co 2015 Annual Audit

Enclosed please find 2 copies of the firms Audit

Best,



Tenisha M. Adeoye
Brokerage Operations

Enc(3)